Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Carol Acquisition Corp	Delaware
CloudOn, Inc.	Delaware
Dropbox Holding, LLC	Delaware
Orcinus Holdings, LLC	Delaware
Dropbox Australia Pty Ltd.	Australia
Dropbox Bermuda	Bermuda
Dropbox International Unlimited Company	Ireland
CloudOn, Ltd.	Israel
Dropbox France S.A.S	France
Dropbox Germany GmbH	Germany
Dropbox UK Online Ltd. Zweigniederlassung Hamburg	Germany
Dropbox Japan kk	Japan
Dropbox Mexico S. de R.L. de C.V	Mexico
Dropbox Netherlands B.V.	Netherlands
Dropbox Singapore Pte. Ltd.	Singapore
Dropbox Sweden AB	Sweden
Dropbox UK Online Ltd.	United Kingdom